UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   APRIL 19, 2005                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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NEWS RELEASE                                                      APRIL 19, 2005


            DRILLING CONTINUES TO EXPAND CALCITE HILL MINERALIZATION
                        AT IMA'S NAVIDAD SILVER DISCOVERY

IMA EXPLORATION INC (IMR-TSX.V, IMXPF-OTC.BB) is pleased to report results from diamond drill holes 162 to 174 at the Calcite Hill zone on it's 100% owned
Navidad silver project in Patagonia, Argentina. Highlights of the current results include 29.6M OF 236 G/T SILVER AND 5.38% LEAD IN HOLE 167, AND 51.0M OF 168 G/T SILVER IN HOLE 168. Mineralization at Calcite Hill has now been defined over a strike length of 500m and varies in horizontal width from approximately 50 to 150 metres and vertical thickness from 10 to 110 metres (see attached map). To date, IMA has defined an Indicated Resource of 268 million ounces of silver and 1.1 million tonnes of lead (80.8 million tonnes at 103 g/t silver and 1.45% lead using a 50 g/t silver equivalent cut-off) at Navidad Hill, Galena Hill and the Connector Zone.

A new resource estimate at Calcite Hill is planned to begin shortly and will be conducted by Snowden Mining Industry Consultants based on the 36 drill holes completed at Calcite Hill during Phase III (as of April 18, 2005). To date, IMA has completed 27,981m of core drilling in 174 holes taking the Navidad Project from an undrilled prospect to one of the world's largest silver resources in just 17 months. The Calcite Hill mineralization is expected to add significantly to the existing resource base.

In addition, the company reports that Connors Argentina S.A. is now on site at Navidad to begin the additional 10,000m that were added to the Phase III drill program. The primary focus of this program will be to continue to expand the high-grade silver-lead mineralization at Calcite Hill.

The Calcite Hill zone is open along strike to the northwest where a silver-in-soil anomaly extends for a further 1.4 km beyond the present limit of drilling, and also to the northeast in the area nearest Navidad Hill. Complete results from drill holes 162 to 174 are shown in Table 1, significant intercepts to date from Calcite Hill include the following:

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     DRILL HOLE              INTERCEPT (M)     SILVER (G/T)       LEAD (%)
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     NV04-88*                   72.3              202              3.45
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     NV04-124*                 122.6              195              0.74
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     NV04-126*                 196.1              113              0.44
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     NV05-138*                 123.3              139              1.07
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     NV05-143*                  46.6              330              0.39
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     NV05-148*                  83.0              209              1.23
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     NV05-149*                 124.2              135              0.29
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     NV05-151*                  80.2              246              0.78
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     NV05-162                   32.3              176              0.13
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     NV05-165                   50.6              102              0.92
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     NV05-167                   29.6              236              5.38
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     NV05-168                   51.0              168              0.04
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     NV05-170                   50.9              124              1.93
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     NV05-171                   43.9              171              2.82
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     * denotes previously released results

NEWS RELEASE                                                      APRIL 19, 2005
IMA EXPLORATION INC.                                                      PAGE 2
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Silver  mineralization  at Calcite Hill is predominantly  hosted within the same trachyandesite volcanic rock and overlying mudstone which hosts mineralization at Galena Hill. Mineralization consists of two distinct styles, one consisting of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite, the other consisting of veins and breccias containing medium-grained galena and rare native silver.

Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project under National Instrument 43-101 regulations and has overseen all aspects of the current exploration program. IMA has implemented a rigorous program of quality assurance and quality control at the Navidad project, for complete details of this and for more maps depicting the work described herein please visit IMA's web site at http://www.imaexploration.com/.

IMA Exploration Inc. is a member of The Grosso Group of companies. The Grosso Group is a management team that puts their combined experience, financial network and dedication behind every company that makes up the group. It is the human and financial resources that the Group provides that are the cornerstones to building successful companies and outperforming their peers in the market place.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 9

NEWS RELEASE                                                      APRIL 19, 2005
IMA EXPLORATION INC.                                                      PAGE 3
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Table 1: Phase III drill results, drillholes NV05-162 to 174

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                                                COMPOSITE  (LWA)   (LWA)   (LWA)
 DDH         LOCATION         FROM       TO       LENGTH   SILVER  COPPER  LEAD
                            (METRES)  (METRES)   (METRES)   G/T      %       %
--------------------------------------------------------------------------------

NV05-162     Calcite Hill     86.53    118.80     32.27      176    0.15    0.13
  including                  112.67    118.80      6.13      721    0.35    0.12
--------------------------------------------------------------------------------
NV05-163     Calcite Hill     64.80     80.33     15.53      149    0.08    1.17
--------------------------------------------------------------------------------
NV05-164     Calcite Hill     75.10     95.76     20.66       24    0.14    0.03
  and                        139.97    143.75      3.78       76    0.25    0.13
--------------------------------------------------------------------------------
NV05-165     Calcite Hill     45.49     96.05     50.56      102    0.21    0.92
  including                   58.77     72.32     13.55      240    0.21    0.71
--------------------------------------------------------------------------------
NV05-166     Calcite Hill     46.60    108.22     61.62       44    0.11    0.18
  including                   46.60     59.10     12.50       92    0.14    0.61
  and                         89.10    108.22     19.12       55    0.13    0.14
--------------------------------------------------------------------------------
NV05-167     Calcite Hill     83.94    113.55     29.61      236    0.06    5.38
  including                   83.94     88.80      4.86    1,251    0.36    9.19
  and                         99.66    113.55     13.89       60    0.01    7.87
--------------------------------------------------------------------------------
NV05-168     Calcite Hill     86.10     87.70      1.60       53    0.11    3.60
  and                        113.10    164.10     51.00      168    0.26    0.04
  including                  128.95    142.32     13.37      333    0.58    0.01
--------------------------------------------------------------------------------
NV05-169     Calcite Hill     80.45    107.40     26.95       48    0.01    0.89
--------------------------------------------------------------------------------
NV05-170     Calcite Hill     83.52    134.40     50.88      124    0.18    1.93
  including                   83.52    110.21     26.69      183    0.19    3.66
  and                        117.76    134.40     16.64       83    0.24    0.02
--------------------------------------------------------------------------------
NV05-171     Calcite Hill     89.65    133.52     43.87      171    0.16    2.82
  including                   95.50    113.85     18.35      220    0.21    5.11
--------------------------------------------------------------------------------
NV05-172     Calcite Hill     89.10    101.29     12.19       67    0.05    1.07
--------------------------------------------------------------------------------
NV05-173     Calcite Hill     69.31     80.80     11.49      127    0.05    0.96
  and                        204.50    220.33     15.83       50    0.06    0.00
--------------------------------------------------------------------------------
NV05-174     Calcite Hill     84.53    129.50     44.97       35    0.03    1.41
  including                  111.50    129.50     18.00       57    0.07    0.70
--------------------------------------------------------------------------------

Notes:   1. All length weighted averages (LWA) are uncut.
         2. A complete table of hole locations, lengths, and orientations is available at IMA's website www.imaexploration.com

NEWS RELEASE                                                      APRIL 19, 2005
IMA EXPLORATION INC.                                                      PAGE 4
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                                [OBJECT OMITTED]

     MAP OF CALCITE HILL DRILL HOLE LOCATIONS AND RESULTS - APRIL 19, 2005

TO VIEW PLEASE GO TO:       www.imaexploration.com
                            or
                            www.sedar.com





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